UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road, Spaces City Hall, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Chief Executive Officer

On August 15, 2025, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”), issued a press release (the “Press Release”) announcing that effective August 15, 2025, Dr. Ronnie Ka Wah Hui (“Dr. Hui”) stepped down as chief executive officer of the Company. Pursuant to the Letter Agreement, dated as of August 12, 2025, by and between Dr. Hui and the Company (the “Resignation Letter”), Dr. Hui will receive a severance payment of $100,000, payable in equal installments of $50,000 on August 31, 2025 and September 30, 2025. Dr. Hui will also forfeit 288,421 unvested ordinary shares of the Company. Dr. Hui’s resignation is not due to any disagreements with the Company on any matter related to the Company’s operations, policies or practices.

On August 16, 2025, Alexander King Ong Kong (“Mr. Kong”), Currenc’s founder and executive chairman of the board of directors, assumed the chief executive officer position on the terms set forth in the Employment Agreement, dated as of August 12, 2025, by and between the Mr. Kong and the Company, as amended and restated by the Amended and Restated Employment Agreement, dated as of August 15, 2025, by and between Mr. Kong and the Company (the “A&R Kong Employment Agreement”). Pursuant to the A&R Kong Employment Agreement, Mr. Kong will receive an annual base salary of $450,000 and will be eligible to receive an annual performance based bonus as well as receive options to purchase up to 2,500,000 shares of the Company’s ordinary shares with an exercise price equal to 110% of the fair market value on the date of the grant (the “Equity Award”). Pursuant to the terms of the A&R Kong Employment Agreement, the Company has agreed to seek shareholder consent for approval of the Equity Award and, if no such consent can be obtained, to issue the Equity Award through multiple grants made pursuant to the terms of the Currenc Group Inc. 2024 Equity Incentive Plan.

The foregoing descriptions of the Press Release, the Resignation Letter and the A&R Kong Employment Agreement are qualified in their entirety by reference to the full text of the Press Release, Resignation Letter and the A&R Kong Employment Agreement, copies of which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 99.1, respectively, to this Report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Letter Agreement, dated as of August 12, 2025, by and between Currenc Group, Inc. and Dr. Ronnie Ka Wah Hui
10.2	Amended and Restated Employment Agreement, dated as of August 15, 2025, by and between Currenc Group, Inc. and Alexander King Ong Kong
99.1	Press Release of Currenc Group Inc. dated as of August 15, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2025

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

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